

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 6, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (319) 653-2890

Michael J. Bohannan
Chairman
Iowa Renewable Energy, LLC
1060 W. Monroe Street
Washington, Iowa 52353

> **Re: Iowa Renewable Energy, LLC**
> **Form 10**
> **Filed January 29, 2007**
> **File No. 000-52428**

Dear Mr. Bohannan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward Looking Statements, page 3

1. Please delete reference to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Please note that Section 21E is only applicable to statements made by issuers which, at the time the statement is made, are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Act.

Business Development, page 4

2. Please disclose in the first paragraph that you are a development stage company.

3. We note disclosure that REG will take title to biodiesel you produce FOB the plant. Please briefly expand your disclosure to discuss when you will receive payment and how the payment will be calculated.

Business of Issuer, page 5
Biodiesel Markets, page 6

4. Please expand the discussion of how your marketing efforts depend upon the price of petroleum-derived diesel and the availability of economic incentives to produce biodiesel to address the existing price and incentives and their anticipated effects for your business. As you are relying upon REG for distribution and marketing, please address the extent to which REG's marketing efforts have been affected by the price of petroleum-derived diesel and various biodiesel production incentives, identifying the incentives (by type and amount) that have been particularly significant to its activities. We note your disclosure in this regard on page 26.

Wholesale Market/ Biodiesel Marketers, page 7

5. Please revise your discussion of the function of biodiesel marketers to clarify whether the reference to "end users" refers to retailers or additional distributors, such as the transport truckers and jobbers mentioned in your discussion of retail arrangements.

Distribution of Principal Products, page 7

6. Please revise to clarify whether the portion of REG's fee allocable to marketing services includes transportation or other distribution expense.

Our Primary Competition, page 7

7. We note your statement on page 8 that REG is "a direct competitor" as well as the disclosure on pages 8-9 of other biodiesel producers in Iowa. To provide investors with a clearer understanding of the markets in which you compete, please expand your discussion of these factors to address the geographic scope of the market for biodiesel. If the market for biodiesel is primarily local or regional (e.g., the State of Iowa), revise to disclose the factors influencing competition within this market. If the geographic market is considerably larger than the State of Iowa, please consider the materiality of your disclosure of the production facilities of these Iowa-based competitors.

8. Please also revise to disclose whether your competitors also market their biodiesel through REG and state the competitive effects of third party marketing agreements on these competitors as well as whether they are similar to those you anticipate facing once you commence production.

Commercial Biodiesel Production Plants (November 14, 2006), page 10

9. We note your statement on page 13 that increased costs of production will negatively impact your ability to make a profit. Please revise to disclose how higher costs of production will affect your profitability. For example, if you cannot pass along feedstock price increases because the price of biodiesel is tied to the price of diesel derived from petroleum, so state and explain in greater depth than appears in your risk factor disclosure on pages 17 and 21.

Supply and Availability of Raw Materials, page 13

10. Please provide us with the basis for the factual statements appearing in this section and tell us whether these materials are publicly available without charge.

11. We note your disclosure of your competition with REG for feedstock procurement and biodiesel production and marketing on page 18. Please expand your disclosure under this heading to discuss how REG will allocate feedstocks purchased at different prices to your facility and the other facilities it manages, including its own. Similarly revise your distribution discussion on page 7 to disclose how sales prices are established under your marketing agreement with REG.

Employees, page 16

12. Please revise to disclose whether you or REG will be responsible for the compensation received by the two plant employees hired by REG. Please also disclose that these employees will be the general and operations managers, as disclosed on page 17, and identify the functions these employees will perform.

Risk Factors, page 16
Risks Related to Iowa Renewable Energy as a Development-Stage Company, page 16
We have no operating history . . ., page 16

13. We note that in addition to designing and building your production facility, REG will be responsible for providing your management and operating services, acquiring feedstocks, administration, and sales and marketing activities. In light of REG's extensive involvement with these activities, please revise this risk factor to discuss the specific functions on which your success is dependent upon you managing the start-up effectively.

Agreements that have not yet been finalized . . ., page 18

14. Revise to specify which documents are not yet in final form and, to the extent disclosure throughout your registration statement is based on non-binding or otherwise incomplete agreements, revise to state that any such agreement or non-binding provision of such agreement is incomplete and subject to change.

Our business is sensitive to feedstock prices . . ., page 21

15. Please expand your disclosure to explain how feedstock price increases may reduce your ability to generate revenue.

We may engage in hedging transactions . . ., page 21

16. Please expand your discussion of the type of hedging services for which you intend to contract. Please address whether the third-party hedging service provider, REG, or your management will have authority over hedging decisions.

Certain Relationships and Related Transactions, page 38

17. It appears that REG is a promoter in light of its extensive involvement in all material aspects of your business and your reliance on its expertise in the construction and future operation of your production facility. Accordingly, you should revise to provide the disclosures required by Item 404(c) of Regulation S-B with respect to REG and any of your other promoters.

Changes in Accountants, p. 40

18. Please revise this disclosure to specifically include all of the information required by Item 304 of Regulation S-B. For example, it is not clear whether the former accountant resigned or was dismissed. Further, the specific language in Item 304(a)(1)(iv)(A) of Regulation S-B should be included in the revised disclosure. Also, the letter from the former accountants in Exhibit 16.1 should be updated and signed using the name of the firm, not the name of the audit partner.

Financial Statements, p. F-1

19. Please include updated financial statements in an amendment to the Form 10-SB. Pursuant to Item 310(g) of Regulation S-B, the registration statement must include financial statements for an interim period ending within 135 days of the 3/30/07 effective date.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Catherine C. Cownie (*via facsimile* 515/283-0231)
          Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.C.
          Suite 2000, Ruan Center
          666 Grand Avenue
          Des Moines, Iowa 50309-2510